SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 001-31704

FNX MINING COMPANY INC.

(Registrant's name)

55 University Avenue

Suite 700

Toronto, Ontario

M5J 2H7 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                                           Form 20-F  _____                              Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                      Yes  _____                                        No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report

No.

Document

1

News Release on Exercise of Options Dated July 9, 2003

2

Material Change Report Dated July 9, 2003

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form 40-F of the Registrant, which was filed with the Securities and Exchange Commission on June 3, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 17, 2003

FNX MINING COMPANY INC.

By:    /s/ JAY GOLDMAN

Jay Goldman

Corporate Secretary